United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 000-29103

ST ASSEMBLY TEST SERVICES LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65

#05-17/20 Tech Point

Singapore 569059

(65) 6824-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ST Assembly Test Services Ltd

By:	/s/ Tan Lay Koon

Name	: Tan Lay Koon
Title	: President & Chief Executive Officer
Date	: June 3, 2004

ST ASSEMBLY TEST SERVICES LTD RECEIVES APPROVAL IN-PRINCIPLE FROM THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED FOR LISTING AND QUOTATION OF STATS SHARES TO BE ISSUED IN CONNECTION WITH PROPOSED MERGER BETWEEN STATS AND CHIPPAC, INC.

SINGAPORE, June 3, 2004: ST Assembly Test Services Ltd (“STATS”) (Nasdaq: STTS; SGX: ST Assembly) today announced that the Singapore Exchange Securities Trading Limited (the “SGX-ST”) has given its in-principle approval for the listing and quotation on the SGX-ST of STATS shares to be issued in connection with the previously announced merger (the “Merger”) between a subsidiary of STATS and ChipPAC, Inc. (Nasdaq: CHPC).

The SGX-ST has given its in-principle approval for the listing and quotation on the SGX-ST, subject to the approval of the shareholders of STATS, of:

(i)	the new ordinary shares of S$0.25 each in the capital of STATS (“STATS Ordinary Shares”) that may be issued to holders of the shares of Class A common stock, par value US$0.01 per share, of ChipPAC in the proposed Merger;

(ii)	the new STATS Ordinary Shares arising from the exercise of the substitute options to be granted in connection with the Merger under the terms of the proposed STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan;

(iii)	the new STATS Ordinary Shares arising from the conversion of outstanding convertible subordinated notes of ChipPAC;

(iv)	the new STATS Ordinary Shares arising upon the allotment of the STATS Ordinary Shares pursuant to the proposed amendments to the ST Assembly Test Services Ltd Share Option Plan 1999; and

(v)	the new STATS Ordinary Shares arising upon the allotment of the STATS Ordinary Shares pursuant to the proposed STATS ChipPAC Ltd. Employee Share Purchase Plan 2004.

Such approval of the SGX-ST is not to be taken as an indication of the merits of the issuance of such new STATS Ordinary Shares.

Completion of the Merger is subject to approval of the shareholders of both STATS and ChipPAC, receipt of a ruling from U.S. tax authorities relating to the tax treatment of the merger for ChipPAC stockholders and other customary closing conditions. STATS and ChipPAC are working to complete the Merger as soon as possible and expect the closing of the Merger to be scheduled for July.

About ST Assembly Test Services Ltd

STATS is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS’ expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications, such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world’s technological leaders. STATS was listed on the Nasdaq National Market and the SGX-ST in January 2000 and is in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Forward-Looking Statements

Certain statements in this press release, including statements regarding the proposed merger involving STATS and ChipPAC, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual events or results to differ include the possibility that the merger will not close or that the closing will be delayed; the impact of our proposed merger with ChipPAC; the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in STATS’ filings with the U.S. Securities and Exchange Commission (“SEC”), including STATS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Additional Information About the Proposed Merger and Where to Find It

STATS and ChipPAC have filed with the SEC a preliminary proxy statement/prospectus and other relevant materials in connection with the proposed Merger involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS, Camelot Merger, Inc., a wholly-owned subsidiary of STATS, and ChipPAC. A shareholders’ circular to be issued by STATS will be mailed to the shareholders of STATS and the proxy statement/prospectus will be mailed to the stockholders of ChipPAC respectively. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders’ circular and the ChipPAC proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about STATS, ChipPAC and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by STATS or ChipPAC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STATS by contacting STATS Investor Relations in the United States at telephone (408) 586-0608 or email daviesd@statsus.com or in Singapore at telephone +011 (65) 6824-7705 or email angelaine@stats.st.com.sg. Investors and security holders may obtain free copies of the documents filed with the SEC by ChipPAC by contacting ChipPAC Investor Relations, ChipPAC Incorporated, 47400 Kato Road, Fremont, CA 94538, telephone (510) 979-8220 or email ir@chippac.com or David Pasquale at telephone (646) 536-7006 or email dpasquale@theruthgroup.com. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders’ circular, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

CONTACT:

For ST Assembly Test Services Ltd

Elaine Ang, Investor Relations & Corporate Communications Manager

Tel : +65-68247705

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